SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 3)


                              United Rentals, Inc.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                    911363109
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                                 (CUSIP Number)


                               Bruce R. Berkowitz
                    c/o Fairholme Capital Management, L.L.C.
                       4400 Biscayne Boulevard, 9th Floor
                                 Miami, FL 33137
                                 (305) 358-3000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 17, 2009
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D Amendment, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [x].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


----------

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    911363109
             ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Fairholme Capital Management, L.L.C.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]



3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    8,454,927

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    9,973,543

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    9,973,543

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.6%

14. TYPE OF REPORTING PERSON

    IA

CUSIP No.    911363109
             ---------------------

1.  NAME OF REPORTING PERSONS

    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Bruce R. Berkowitz

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]



3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    AF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    182,730

8.  SHARED VOTING POWER

    8,454,927

9.  SOLE DISPOSITIVE POWER

    182,730

10. SHARED DISPOSITIVE POWER

    9,973,543

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    10,156,273

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    16.9%

14. TYPE OF REPORTING PERSON

    IN, HC

CUSIP No.    911363109
             ---------------------

1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Fairholme Funds, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [_]
                                                                         (b) [X]



3.  SEC USE ONLY



4.  SOURCE OF FUNDS

    WC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                                           [_]



6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.  SOLE VOTING POWER

    0

8.  SHARED VOTING POWER

    8,197,518

9.  SOLE DISPOSITIVE POWER

    0

10. SHARED DISPOSITIVE POWER

    8,197,518

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    8,197,518

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    13.7%

14. TYPE OF REPORTING PERSON

    IC

 CUSIP No.   911363109
             ---------------------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

            The name of the issuer is United Rentals, Inc. (the "Issuer"). The address of the Issuer's offices is Five Greenwich Office Park, Greenwich, Connecticut 06831. This Schedule 13D Amendment relates to the Issuer's Common Stock, $.01 par value (the "Shares").

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D Amendment is being filed jointly by Fairholme Capital Management, L.L.C., a Delaware limited liability company ("Fairholme"), Fairholme Funds, Inc. (the "Fund"), a Maryland corporation and Bruce R. Berkowitz, a United States citizen (collectively with Fairholme and the Fund, the "Reporting Persons").

     The principal business address of the Reporting Persons is 4400 Biscayne Boulevard, 9th Floor, Miami, FL 33137.

     Bruce R. Berkowitz is the managing member of Fairholme, an investment management firm that serves as the general partner, managing member and investment adviser to several investment funds, both public and private (the "Fairholme Funds").

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     The funds for the purchase of the Shares came from the working capital of the Fairholme Funds over which Bruce Berkowitz, through his role at Fairholme, exercises investment discretion.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the Fairholme Funds' ordinary course of business.

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

     The shares of Common Stock were acquired by the Reporting Persons in the course of their business of making portfolio investments as part of their proprietary trading strategy. The Reporting Persons intend to monitor their investments in accordance with market and general economic conditions, as well as the Issuer's operating results, financial condition and conditions in the Issuer's industry. Except as set forth herein, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

           This Amendment No. 3 to Schedule 13D is being filed to report that the Reporting Persons, as passive investors, will make all future filings on the
Schedule 13G.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a-e) As of the date hereof, Fairholme may be deemed to be the beneficial owner of 9,973,543 Shares (16.6%) of the Issuer, the Fund may be deemed to be the beneficial owner of 8,197,518 Shares (13.7%) of the Issuer and Bruce R. Berkowitz may be deemed to be the beneficial owner of 10,156,273 Shares (16.9%) of the Issuer, based upon the 60,002,403 Shares outstanding as of February 23, 2009, according to the Issuer.

     Fairholme has the sole power to vote or direct the vote of 0 Shares, Fairholme Funds, Inc. has the sole power to vote or direct the vote of 0 Shares and Bruce R. Berkowitz has the sole power to vote or direct the vote of 182,730 Shares to which this filing relates. Fairholme has the shared power to vote or direct the vote of 8,454,927 Shares, Fairholme Funds, Inc. has the shared power to vote or direct the vote of 8,197,518 Shares and Bruce R. Berkowitz has the shared power to vote or direct the vote of 8,454,927 Shares to which this filing relates.

     Fairholme has the sole power to dispose or direct the disposition of 0 Shares, Fairholme Funds, Inc. has the sole power to dispose or direct the disposition of 0 Shares and Bruce R. Berkowitz has the sole power to dispose or direct the disposition of 182,730 Shares to which this filing relates. Fairholme has the shared power to dispose or direct the disposition of 9,973,543 Shares, Fairholme Funds, Inc. has the shared power to dispose or direct the disposition of 8,197,518 Shares and Bruce R. Berkowitz has the shared power to dispose or direct the disposition of 9,973,543 Shares to which this filing relates.

     The trading dates, number of Shares purchased and the price per share for all transactions in the Shares by the Reporting Persons during the period following the filing of the 13D Amendment on April 6, 2009 are set forth in Exhibit B and were effected in the open market, except as otherwise noted.

     The Reporting Persons specifically disclaim beneficial ownership in the Shares reported herein except to the extent of their pecuniary interest therein.

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A      An agreement relating to the filing of a joint statement as required by Rule 13d-1(k) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

Exhibit B      A description of the transactions in the Shares that were
               effected by the Reporting Persons during the period following the filing of the 13D Amendment on April 6, 2009 is filed herewith as Exhibit B.

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
                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 17, 2009
-----------------------
(Date)


Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
------------------------------------
    Bruce R. Berkowitz

                                                                     Exhibit A


                                   AGREEMENT

         The undersigned agree that this Schedule 13D Amendment dated April 17, 2009 relating to the Common Stock, $.01 par value of United Rentals, Inc. shall be filed on behalf of the undersigned.



Fairholme Capital Management, L.L.C.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: Managing Member



Fairholme Funds, Inc.

By:  /s/ Bruce R. Berkowitz
-------------------------------------
Name: Bruce R. Berkowitz
Title: President



/s/ Bruce R. Berkowitz
-------------------------------------
    Bruce R. Berkowitz




April 17, 2009

                                                                      Exhibit B



               Transactions in the Shares -- The Reporting Persons

Fairholme Capital Management, L.L.C.

Purchase/Sale     Date of                Number of Shares          Price per
                 Transaction                                         Share

Sale              4/9/2009                   56,435                   4.56
Sale             4/13/2009                    1,000                   4.87
Sale             4/14/2009                    4,539                   (1)
Sale             4/15/2009                    2,059                   (1)
Transfer         4/16/2009                    4,100                   (1)



Fairholme Funds, Inc.

Purchase/Sale      Date of               Number of Shares           Price per
                 Transaction                                         Share

None



Bruce R. Berkowitz

Purchase/Sale      Date of               Number of Shares          Price per
                 Transaction                                         Share

None


----------------------
(1) The securities were held in a managed account managed by Fairholme Capital Management, L.L.C. ("Fairholme") pursuant to an investment management agreement that was terminated. Accordingly, Fairholme and Bruce R. Berkowitz are no longer deemed to be beneficial owners of such securities.



SK 22146 0001 987978